Exhibit 99.1

Gridsum Reports Unaudited First Quarter 2019 Financial Results

BEIJING, June 24, 2019 — Gridsum Holding Inc. (“Gridsum” or the “Company”) (NASDAQ:GSUM), a leading provider of cloud-based big-data analytics and artificial intelligence (“AI”) solutions in China, today reported its unaudited financial results for the first quarter ended March 31, 2019.

Highlights

•	Net revenues decreased by 56% to RMB58.7 million (US$8.7 million) from RMB132.4 million in the comparable period of 2018.

•	Net loss attributable to Gridsum’s ordinary shareholders increased to RMB161.4 million (US$24.0 million) from RMB62.5 million in the comparable period of 2018.

First Quarter 2019 Financial Results

REVENUES: Net revenues decreased by 56% to RMB58.7 million (US$8.7 million) from RMB132.4 million in the comparable period of 2018.

Enterprise revenues decreased by 52% to RMB57.9 million (US$8.6 million) from RMB119.8 million in the comparable period of 2018, mainly due to: an exceptionally strong performance in sales of Social Listening solutions recorded in the comparable period of 2018; the Company’s ongoing strategic evolution to achieve a more optimal revenue mix by proactively optimizing its Search Engine Marketing (SEM) business toward higher return opportunities; and a slowdown in the Chinese economy.

E-Government and other revenues decreased by 88% to RMB2.0 million (US$0.3 million) from RMB17.3 million in the comparable period of 2018, mainly due to the lengthening of the sales cycle and lower budgeted spending of the Chinese government for E-Government solutions caused by China’s government reorganization activities in 2018.

COST OF REVENUES: Cost of revenues was RMB17.9 million (US$2.7 million), compared with RMB16.3 million in the comparable period of 2018.

GROSS PROFIT AND GROSS MARGIN: Gross profit decreased by 65% to RMB40.9 million (US$6.1 million) from RMB116.1 million in the comparable period of 2018, while gross margin decreased to 69.6% from 87.7%. This was mainly due to a change in revenue mix as well as a time-lag between the Company’s restructuring/optimization of its revenue mix and its cost structure.

OPERATING EXPENSES: Total operating expenses were RMB193.1 million (US$28.8 million), compared with RMB175.3 million in the comparable period of 2018.

•

Sales and marketing expenses were RMB36.8 million (US$5.5 million), compared with RMB36.0 million in the comparable period of 2018. The increase was primarily due to a RMB3.3 million increase in staff costs, partially offset by a RMB1.5 million decrease in business development, marketing and promotion expenses.

•

Research and development expenses were RMB95.1 million (US$14.2 million), compared with RMB109.2 million in the comparable period of 2018. The decrease was primarily due to the Company leveraging its substantial foundation investments in Industrial AI, knowledge graph, data warehouse, and IIoT platform and applications in the corresponding period in 2018.

•

General and administrative expenses were RMB61.1 million (US$9.1 million), compared with RMB30.1 million in the comparable period of 2018. The increase was primarily due to a RMB10.5 million increase in provision for bad debt, a RMB5.1 million increase in staff costs and a RMB4.7 million increase in professional fees associated with delayed filing of the Company’s periodic reports with the SEC.

LOSS FROM OPERATIONS: Loss from operations was RMB152.2 million (US$22.7 million), compared with RMB59.2 million in the comparable period of 2018.

NET LOSS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Net loss attributable to Gridsum’s ordinary shareholders was RMB161.4 million (US$24.0 million), compared with RMB62.5 million in the comparable period of 2018. The increase was primarily due to the declines in net revenues and an increase in general and administrative expenses.

NON-GAAP NET LOSS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Non-GAAP net loss attributable to Gridsum’s ordinary shareholders, which is defined as net loss attributable to Gridsum’s ordinary shareholders before share-based compensation expense, was RMB150.3 million (US$22.4 million), compared with RMB55.0 million in the comparable period of 2018.

EBITDA: Loss before interest, income tax, depreciation and amortization was RMB155.8 million (US$23.2 million), compared with RMB51.6 million in the comparable period of 2018. The increase was mainly due to an increase in loss from operations of RMB93.0 million.

ADJUSTED EBITDA: Adjusted loss before interest, income tax, depreciation and amortization, which excludes share-based compensation expenses, was RMB144.7 million (US$21.6 million), compared with RMB44.1 million in the comparable period of 2018.

NET LOSS PER ADS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Net loss per ADS attributable to Gridsum’s ordinary shareholders was RMB5.06 (US$0.75), compared with RMB2.03 in the comparable period of 2018.

NON-GAAP NET LOSS PER ADS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders was RMB4.72 (US$0.70), compared with RMB1.78 in the comparable period of 2018.

Each ADS represents one Class B ordinary share. For purposes of determining net loss per ADS attributable to Gridsum’s ordinary shareholders, the weighted average number of ordinary shares for the first quarter of 2019 was 31,876,482. As of March 31, 2019, the total number of ordinary shares outstanding was 34,302,710.

Balance Sheet

As of March 31, 2019, the Company had cash and cash equivalents of RMB38.8 million (US$5.8 million), and restricted cash of RMB1.3 million (US$0.2 million).

First Quarter 2019 Review and Outlook

The Company’s performance in the first quarter of 2019 continued to reflect the Company moving through resolution of some of the challenges, originating in 2018, where a number of events and issues negatively impacted the Company’s business and performance. Revenue and growth momentum were further impacted by the slowdown in the Chinese economy.

As a result of the Company’s strategic evolution and restructuring to achieve a more optimal revenue mix and focus on higher return opportunities, revenues from Search Engine Marketing (SEM) solutions represented a smaller percentage of Enterprise revenues compared with the comparable period in 2018. Additionally, within SEM, the Company continued to evolve its client mix toward higher return opportunities.

The first quarter of 2019 saw increased traction from the restructuring of the Company’s sales and service functions to encourage more effective cross-sell and upsell of additional products and solutions to its client base, as well as to focus on higher return opportunities within the Company’s revenue-mix. The Company has seen early indications of additional cross-sell and upsell of products and solutions across its client base. The Company believes that this is an important initiative that will help its financial performance in the coming months and years.

The first quarter of 2019 continued to see solid traction in the Company’s IIoT business leveraging its significant investments in its industrial AI and IIoT platforms during 2018.

The Company expects to continue to stabilize its core businesses and regain growth momentum through 2019 with higher Enterprise revenues and revenue growth in its IIoT vertical. On the back of the Company’s front-end investment in its IIoT and related platform and solutions in 2018, the Company is showing early signs of potentially emerging as a leader in certain verticals in this nascent but high-opportunity industry segment in China.

Based on its current estimates and business trajectory, the Company expects a return to growth in net revenues in 2019.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. Dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.7112 to US$1.00, the noon buying rate in effect on March 29, 2019 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Use of Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and uses the following non-GAAP financial measures as supplemental measures to review and assess the Company’s operating performance: non-GAAP net loss attributable to Gridsum’s ordinary shareholders, non-GAAP net loss per share attributable to Gridsum’s ordinary shareholders, non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders, EBITDA and adjusted EBITDA. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared in accordance with U.S. GAAP. Non-GAAP net loss attributable to Gridsum’s ordinary shareholders is net loss attributable to Gridsum’s ordinary shareholders before share-based compensation, non-GAAP net loss per share attributable to Gridsum’s ordinary shareholders is the per share equivalent and non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders is the per ADS equivalent, EBITDA is net loss before interest income and expenses, income tax expenses and depreciation expenses, and adjusted EBITDA is EBITDA before share-based compensation.

The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s operating performance and formulate the Company’s business plans. These non-GAAP financial measures enable the Company’s management to assess the Company’s operating results without considering the impact of non-cash charges, including depreciation expenses and share-based compensation, and without considering the impact of non-operating items such as interest income and expenses and income tax expenses. The Company also believes that the use of these non-GAAP measures facilitates investors’ assessment of the Company’s operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Interest income and expenses, income tax expenses, depreciation expenses and share-based compensation have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of adjusted EBITDA. Further, these non-GAAP financial measures may differ from the non-GAAP financial measures used by other companies, including Gridsum’s peer companies, so their utility for comparison purposes may be limited.

The Company compensates for these limitations by reconciling the Company’s non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating the Company’s performance. Investors are encouraged to review our financial information in its entirety and not rely on a single financial measure. A reconciliation of these non-GAAP financial measures to their closest U.S. GAAP financial measures appears at the end of this release.

About Gridsum

Gridsum Holding Inc. (NASDAQ: GSUM) is a leading provider of cloud-based big-data analytics and AI solutions for multinational and domestic enterprises and government agencies in China. Gridsum’s core technology, the Gridsum Big Data Platform and the Gridsum Prophet: Enterprise AI Engine, is built on a distributed computing framework and performs real-time multi-dimensional correlation analysis of both structured and unstructured data. This enables Gridsum’s customers to identify complex relationships within their data and gain new insights that help them make better business decisions. The Company is named “Gridsum” to symbolize the combination of distributed computing (Grid) and analytics (sum). As a digital intelligence pioneer, the Company’s mission is to help enterprises and government organizations in China use data in new and powerful ways to make better informed decisions and be more productive.

For more information, please visit http://www.gridsum.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Forward-looking statements in this release include our stated expectations of future trends in our business. Forward-looking statements involve inherent risks and uncertainties. Many factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to unexpected difficulties in pursuit of our goals and strategies, unpredictability of demand for new solutions we have developed, difficulties keeping and strengthening relationships with customers, potential difficult expanding our customer base or securing new orders from existing customers, potentially costly research and development activities, liquidity and the availability of additional capital when needed, and weaknesses of our internal controls, competition in the digital intelligence market, PRC governmental policies relating to media, software, big data, the internet, internet content providers and online advertising; and general economic and business conditions . Further information regarding these and other risks is included in Gridsum’s annual report on Form 20-F and other reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Gridsum undertakes no duty to update such information except as required under applicable law.

Investor Relations

Gridsum

ir@gridsum.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

Email: carnell@christensenir.com

In U.S.

Mr. Tip Fleming

Phone: +1 917 412 3333

Email: tfleming@christensenir.com

GRIDSUM HOLDING INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of
	December 31,	March 31,	March 31,
	2018	2019	2019
	RMB	RMB	USD
Assets
Current assets:
Cash and cash equivalents	92,684	38,773	5,777
Restricted cash	1,334	1,349	201
Accounts receivable, net	397,969	437,398	65,174
Prepayments and other current assets	294,904	290,688	43,314

Total current assets	786,891	768,208	114,466
Non-current assets:
Investment in associates	5,000	5,000	745
Property, equipment and software, net	62,328	58,493	8,716
Intangible assets, net	13,840	14,741	2,196
Goodwill	537	537	80
Deferred tax assets	46,359	52,573	7,834
Other non-current assets	435	434	65
Operating lease right-of-use assets	—	136,741	20,375

Total non-current assets	128,499	268,519	40,011

Total assets	915,390	1,036,727	154,477

Liabilities and Shareholders’ Equity

Current liabilities:
Short-term bank loan	5,000	13,000	1,937
Accounts payable	97,293	131,119	19,537
Salary and welfare payables	65,451	61,816	9,211
Taxes payable	110,529	116,348	17,336
Deferred revenues	36,126	42,547	6,340
Advances from customers	154,731	154,375	23,003

Accrued expenses and other current liabilities	147,940	141,938	21,150
Derivative liabilities	596	1,076	160
Operating lease liabilities current	—	34,356	5,119
Convertible note	242,702	246,366	36,710

Total current liabilities	860,368	942,941	140,503
Non-current liabilities:
Deferred tax liabilities	212	203	30
Operating lease liabilities non-current	—	109,811	16,362

Total non-current liabilities	212	110,014	16,392

Total liabilities	860,580	1,052,955	156,895

Shareholders’ (deficit)/equity:
Ordinary shares —Class A	31	31	5
Ordinary shares —Class B	177	199	29
Additional paid-in capital	1,146,253	1,231,202	183,455
Statutory reserve	12,903	12,903	1,923
Accumulated other comprehensive loss	(35,496)	(29,835)	(4,446)
Accumulated deficit	(1,077,409)	(1,238,801)	(184,587)

Total Gridsum shareholders’ (deficit)/equity	46,459	(24,301)	(3,621)
Non-controlling interest	8,351	8,073	1,203

Total shareholders’ (deficit) equity	54,810	(16,228)	(2,418)

Total liabilities and shareholders’ equity	915,390	1,036,727	154,477

GRIDSUM HOLDING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share, per share and per ADS data)

	For the Three Months Ended
	March 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	USD
Revenues:
Enterprise	119,804	57,876	8,624
e-Government and other	17,254	2,022	301
Less: Business tax and surcharges	(4,625)	(1,181)	(176)

Net revenues	132,433	58,717	8,749
Cost of revenues	(16,343)	(17,856)	(2,661)

Gross profit	116,090	40,861	6,088
Operating expenses:
Sales and marketing expenses	(35,957)	(36,828)	(5,487)
Research and development expenses	(109,196)	(95,141)	(14,176)
General and administrative expenses	(30,138)	(61,112)	(9,106)

Total operating expenses	(175,291)	(193,081)	(28,769)

Losses from operations	(59,201)	(152,220)	(22,681)
Foreign exchange loss	(1,937)	(454)	(68)
Interest expense, net	(2,429)	(26)	(4)
Other (expense)/income, net	482	(2,028)	(302)
Amortization of debt discount	—	(9,516)	(1,418)
Gain on change in fair value of derivative liabilities	—	(496)	(74)

Loss before income tax	(63,085)	(164,740)	(24,547)
Income tax benefit	437	3,072	458

Net loss	(62,648)	(161,668)	(24,089)
Less: Net loss attributable to non-controlling interests	(140)	(278)	(41)

Net loss attributable to Gridsum Holding Inc.	(62,508)	(161,390)	(24,048)

Net loss attributable to Gridsum’s ordinary shareholders	(62,508)	(161,390)	(24,048)

Net loss	(62,648)	(161,668)	(24,089)
Foreign currency translation adjustment, net of tax	(7,634)	5,661	844

Comprehensive loss	(70,282)	(156,007)	(23,245)
Less: Comprehensive loss attributable to non-controlling interests	(140)	(278)	(41)

Comprehensive loss attributable to Gridsum Holding Inc.	(70,142)	(155,729)	(23,204)

Weighted average number of ordinary shares used in per share calculations:
Basic and diluted	30,824,550	31,876,482	31,876,482
Net loss per ordinary share attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(2.03)	(5.06)	(0.75)
Net loss per ADS attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(2.03)	(5.06)	(0.75)

GRIDSUM HOLDING INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share and per ADS data)

	For the Three Months Ended
	March 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	USD
Reconciliation of net loss attributable to Gridsum’s ordinary shareholders to non-GAAP net loss attributable to Gridsum’s ordinary shareholders
Net loss attributable to Gridsum’s ordinary shareholders	(62,508)	(161,390)	(24,048)
Share-based compensation	7,555	11,052	1,647
Non-GAAP net loss attributable to Gridsum’s ordinary shareholders	(54,953)	(150,338)	(22,401)

Weighted average number of ordinary shares used in net loss per share attributable to Gridsum’s ordinary shareholders and non-GAAP net loss per share attributable to Gridsum’s ordinary shareholders calculations:

Basic and diluted	30,824,550	31,876,482	31,876,482
Net loss per ordinary share attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(2.03)	(5.06)	(0.75)
Net loss per ADS attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(2.03)	(5.06)	(0.75)
Non-GAAP net loss per ordinary share attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(1.78)	(4.72)	(0.70)
Non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(1.78)	(4.72)	(0.70)

Reconciliation of net loss to EBITDA and adjusted EBITDA
Net loss	(62,648)	(161,668)	(24,089)
Interest expense, net	2,429	26	4
Income tax expenses	(437)	(3,072)	(458)
Depreciation and amortization expenses	9,012	8,954	1,334
EBITDA	(51,644)	(155,760)	(23,209)
Share-based compensation	7,555	11,052	1,647
Adjusted EBITDA	(44,089)	(144,708)	(21,562)